SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Amendment No. 1
Under the Securities Exchange Act of 1934

Entertainment Gaming Asia, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

28661G105
(CUSIP Number)

James E. Crabbe 3555 Jackson St. #3 San Francisco, CA 94118
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 7, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28661G105

1. NAMES OF REPORTING PERSONS:
I.R.S. Identification Nos. of above persons (entities only) James E Crabbe
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3. SEC USE ONLY:
4. SOURCE OF FUNDS* (SEE INSTRUCTIONS): PF
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 2,351,400
8. SHARED VOTING POWER: 0
9. SOLE DISPOSITIVE POWER: 50,000
10. SHARED DISPOSITIVE POWER: 0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
2,351,400
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.92%
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

Item 1.	Security and Issuer

Common Stock

Entertainment Gaming Asia
1120 N. Town Center Drive, Suite 260
Las Vegas, NV 89144

Item 2.	Identity and Background.

(a)	James E. Crabbe

(b)	3555 Jackson St. #3 San Francisco, CA 94118

(c)	Retired

(d)	N/A

(e)	N/A

(f)	United States of America

Item 3.	Source and Amount of Funds or Other Consideration.

Personal Funds

Item 4.	Purpose of Transaction

Investment

Item 5.	Interest in Securities of the Issuer.

(a)	2,351,400 Common Shares

(b)	2,351,400 Common Shares - Includes 50,000 as custodian for grandchildren

(c)	During November 2014, the Company declared a reverse stock split 1:4, increasing the number of shares outstanding to approximately 60,000,000. Total stock owned after the split 2,251,400. Purchased 100,000 shares during December 2014 making the total shares owned 2,351,400 which is less than 5% ownership. Reporting person is no longer required to file Schedule 13D.

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer

N/A

Item 7.	Material to be Filed as Exhibits

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2015	By:	/s/ James E. Crabbe
James E. Crabbe
Title